Embraer S.A.

Av. Brigadeiro Faria Lima, 2170, F-56, térreo, sala 2656
12227-901 – São José dos Campos, SP, Brazil

June 26, 2014

Re:	Embraer S.A.

Amendment No. 2 on Form F-3 to the Registration Statement on Form F-4 (the “Registration Statement”) File No. 333-195376

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Embraer S.A. (the “Company”) hereby requests that the effective date of the Registration Statement be accelerated so that it may become effective on June 27, 2014. In this regard, the Company is aware of its obligations under the Securities Act.

We request that we be notified of such effectiveness by a telephone call to Richard S. Aldrich Jr. at +55 11 3708 1830 or Filipe B. Areno at +55 11 3708 1848 of Skadden, Arps, Slate, Meagher & Flom LLP and that such effectiveness also be confirmed in writing.

Very truly yours, Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Executive Vice-President Corporate and Chief Financial Officer

cc: Via Email

Richard S. Aldrich, Jr., Esq.

Filipe B. Areno, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP